DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

Enhanced Participation Notes Linked to the Performance of a Basket of Currencies Relative to the U.S. Dollar Due February 23*, 2012

Global Currency Exposure ▪ Bullish ▪ Brokerage Accounts

Indicative Terms as of February 2, 2010

CUSIP	2515A0 2F 9
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	2 Years
Basket:	The securities are linked to the performance of an equally weighted basket consisting of the Australian dollar, the Brazilian real, the Chinese renminbi and the Indian rupee (each, a "Basket Currency," together, the "Basket Currencies") relative to the U.S. dollar.
Reference Currency:	USD
Participation Rate:	135.00%-155.00% (TBD on the Trade Date)
Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 Face Amount of securities as follows: • If the Basket Performance is greater than zero, $1,000 + ($1,000 x Basket Performance x Participation Rate). • If the Basket Performance is equal to zero, $1,000. • If the Basket Performance is less than zero, $1,000 + ($1,000 x Basket Performance).
Basket Performance:	The arithmetic mean of the Basket Currency Performance for each of the Basket Currencies.
Basket Currency Performance:	For the Brazilian real, the Chinese renminbi and the Indian rupee, the Basket Currency Performance will be calculated as follows: $\frac{\text{Basket Currency Starting Level} - \text{Basket Currency Ending Level}}{\text{Basket Currency Ending Level}}$ For the Australian dollar, the Basket Currency Performance will be calculated as follows: $\frac{\text{Basket Currency Ending Level} - \text{Basket Currency Starting Level}}{\text{Basket Currency Starting Level}}$
Basket Currency Start Level:	For each Basket Currency, the Spot Rate for such Basket Currency on the Trade Date.
Basket Currency: End Level:	For each Basket Currency, the Spot Rate for such Basket Currency on the Final Valuation Date.
Spot Rate:	For each Basket Currency, the spot exchange rate for such currency against the U.S. dollar, as determined by the calculation agent by reference to the fixing sources. The Spot Rates for the Brazilian real, the Chinese renminbi and the Indian rupee are expressed as units of the respective currency per one U.S. dollar, while the Spot Rate for the Australian dollar is expressed as U.S. dollars per one Australian dollar.
Discounts & Commissions:	Deutsche Bank Securities Inc. ("DBSI")will receive a commission in connection with the sales of the securities of up to 2.3% or $23.00 per $1,000 Face Amount of securities. Deutsche Bank Securities Inc. will reallow a selling concession to other broker-dealers of up to 1.00% or $10.00 per $1,000 Face Amount of securities. Deutsche Bank Securities Inc. and other agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Face Amount of securities and may additionally pay fees of up to 0.80% or $8.00 per $1,000 Face Amount of securities to certain other broker-dealers. Deutsche Bank AG will reimburse DBSI for such fees. The agent for this offering is our affiliate. For more information see "Supplemental Underwriting Information (Conflicts of Interest)" in term sheet No. 808ZZ.

Best Case Scenario

If the Basket Performance is positive, at maturity investors will receive the Face Amount of $1,000 plus $1,000 multiplied by 135.00% - 155.00% (TBD on the Trade Date) of the Basket Performance. The return on the securities is not capped.

Worst Case Scenario

An investment in the securities will decline by 1% for every 1% decline in the Basket. The maximum loss on an investment is 100%.

Benefits

- Exposure to the performance of a basket consisting of the Australian dollar, the Brazilian real, the Chinese renminbi and the Indian rupee relative to the U.S. dollar
- Potential to receive an uncapped return equal to 135.00% - 155.00% of any positive Basket Performance.

Risk Factors

- Because the securities do not offer principal protection of your investment and the return of the securities is linked to the performance of the Basket, you may lose up to 100% of your initial investment
- An investment in the securities is subject to the credit of the Issuer
- You will not receive any coupon payments during the term of the securities
- The securities may under-perform an investment in the underlying Basket Currencies
- Currency markets may be volatile, and the Basket Currencies are subject to legal and regulatory risks

Important Dates

Trade Date	February 17*, 2010
Settlement Date	February 22*, 2010
Final Valuation Date	February 17*, 2012
Maturity Date	February 23*, 2012 (2 Years)

*Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated terms of the securities remain the same.

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE NO BANK GUARANTEE
NOT A DEPOSIT / NOT INSURED BY ANY
FEDERAL GOVERNMENTAL AGENCY

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated February 2, 2010 R-1406 1-1 (10/09)

DWS Structured Products 1.866.637.9185 www.dws-sp.com

Enhanced Participation Notes Fact Sheet
    DWS Structured Products
Basket Currency	Fixing Source	Fixing Time	Basket Weighting
Australian dollar (“AUD”)	Reuters Page: WMRSPOT12	4:00 p.m. London	1/4
Brazilian real (“BRL”)	BRL PTAX at Reuters Page BRFR	6:00 p.m. Sao Paolo	1/4
Chinese renminbi (“CNY”)	CNY SAEC at Reuters Page SAEC	9:15 a.m. Beijing	1/4
Indian rupee (“INR”)	INR RBIB at Reuters page RBIB	12:30 p.m. Mumbai	1/4

Return Scenarios at Maturity Hypothetical Examples (Assumes a Participation Rate of 145%)
Hypothetical Basket Performance (%)	Payment at Maturity (per $1,000 invested)	Percentage Return (%)
100.00%	$2,450.00	145.00%
80.00%	$2,160.00	116.00%
60.00%	$1,870.00	87.00%
40.00%	$1,580.00	58.00%
20.00%	$1,290.00	29.00%
0.00%	$1,000.00	0.00%
-20.00%	$800.00	-20.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-80.00%	$200.00	-80.00%
-100.00%	$0.00	0.00%

This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the securities.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Risk Factors
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your investment. The return on the securities at maturity is linked to the performance of the Basket Currencies and will depend on whether, and the extent to which, the Basket Performance is positive or negative.
THE RETURN ON THE SECURITIES IS SUBJECT TO MARKET RISK– The return on the securities at maturity is linked to the performance of the Basket Currencies relative to the U.S. dollar and will depend on whether, and the extent to which, the Basket Performance is positive. Any positive Basket Performance will depend on the aggregate performance of each Basket Currency relative to the U.S. dollar. Historical performance of the Basket Currencies should not be taken as an indication of the future performance of the Basket Currencies during the term of the securities.
PAYMENT AT MATURITY OF THE SECURITIES IS SUBJECT TO OUR CREDITWORTHINESS – Payment at Maturity of the securities is subject to our creditworthiness. An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities.
NO PERIODIC COUPON — You will not receive periodic coupon payments on the securities.
INVESTING IN THE SECURITIES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES – You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. In addition, the Basket Performance is based on the Basket Currency Performance for each Basket Currency, which is dependent solely on the stated formula set forth above and not on any other formula that could be used for calculating currency performances.
POSITIVE PERFORMANCE OF ONE OR MORE BASKET CURRENCIES MAY BE OFFSET BY LOSSES IN THE PERFORMANCE OF OTHER BASKET CURRENCIES – The securities are linked to the performance of an equally weighted basket composed of four currencies. The performance of the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive performances of one or more Basket Currencies may be offset, in whole or in part, by negative performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Performance equal to or less than zero.
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – Certain built-in costs, such as the agent’s commission and our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity. You should be willing and able to hold your securities to maturity.

LACK OF LIQUIDITY – The securities will not be listed on any securities exchange.
CURRENCY MARKETS MAY BE VOLATILE AND THE BASKET CURRENCIES ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS – Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. Some of the Basket Currencies are the currencies of emerging market countries, and emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Currency exchange risk and political or economic instability of the emerging markets are likely to have an adverse effect on the performance of the Basket Currencies, and, consequently, the return on the securities and your Payment at Maturity.
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.
TAX TREATMENT – Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes.  For additional information, see "Selected Purchase Considerations - Tax Consequences" in the accompanying term sheet.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 808ZZ and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 808ZZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.
See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

DWS Structured Products 1.866.637.9185 www.dws-sp.com